Exhibit 11.2

ATA Creativity Global

Insider Trading Policy

From: Kevin Xiaofeng Ma

To: All Employees, Officers, Directors, Independent Contractors, and Consultants

Date: March 13, 2025

Background

The board of directors (“Board”) of ATA Creativity Global (“ATA” or the “Company,” which term for purposes of this policy includes its subsidiaries and affiliates) has adopted this Insider Trading Policy (this “Policy”) for our directors, officers, employees, independent contractors and consultants with respect to the trading of ATA’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.

United States securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material, non-public information (“MNPI”) from disclosing this information to others who may trade in ATA’s securities. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect ATA’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact ATA’s Chief Financial Officer.

Penalties for Noncompliance

Civil and Criminal Penalties. Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to US$5 million, and (3) civil fines of up to three times the profit gained or loss avoided.

Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of US$1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to US$25 million. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Company Sanctions. Failure to comply with this Policy may also subject you to company-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in a violation of law.

Scope of Policy

Persons Covered. As a director, officer, employee, independent contractor, or consultant of the Company, this Policy applies to you. This Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to discuss with you before they trade in the Company’s securities.

Companies Covered. The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities. It includes trading in the securities of other firms, such as customers or suppliers of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other companies.

Transactions Covered. Trading includes (but is not limited to) purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). Transactions subject to this Policy include purchases, sales and gifts of the Company’s securities.

Statement of Policy

No Trading on Inside Information. You may not trade in the securities of ATA, directly or through family members or other persons or entities, if you are aware of MNPI relating to ATA. Similarly, you may not trade in the securities of any other company if you are aware of MNPI about that company which you obtained in the course of your employment at or service relationship with ATA.

No Tipping. You may not pass MNPI on to others or recommend or express an opinion to anyone regarding the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates United States securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.

Preclearance Procedures. Directors, executive officers and any other persons (who shall be designated by the Chief Financial Officer from time to time and notified of such designation) must preclear all transactions in the securities of ATA with the Chief Financial Officer. A request for preclearance should be submitted to the Chief Financial Officer at least two business days in advance of the proposed transaction. The Chief Financial Officer may reject any trading request in his sole reasonable discretion. If preclearance is required and approval to engage in the trade or transaction is not granted, then he or she should refrain from initiating any trade or transaction in the Company’s securities and should not inform any other person of the lack of approval. If preclearance approval is granted, the requested trade or other transaction may be made at any time within, but not after, five trading days after receipt of the approval, so long as approval has not been revoked by the Chief Financial Officer. Proposed transactions by the Chief Financial Officer will be subject to the same preclearance procedures, as administered by the Chief Executive Officer.

Regular and Event-Specific Blackout Periods. Directors, executive officers, and any other persons of the Company (who shall be designated by the Chief Financial Officer from time to time and notified of such designation) are prohibited from trading in the securities of ATA during regular blackout periods (beginning 15 days before the end of a quarter and ending immediately prior to the commencement of trading on the second full trading day following the release of the Company’s earnings for the fiscal period that includes that quarter) and in the securities of ATA or the securities of other specified companies during certain event-specific blackouts.

In addition to regular blackout periods, the Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 6-K or other means designed to achieve widespread dissemination of the information. All persons subject to this Policy aware of such event should anticipate that trading will be prohibited while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

Additionally, from time to time, an event may occur or be contemplated that is material to the Company or another company and is known by only a few persons. So long as the event or possible event remains material and nonpublic, the persons who are aware of the event or possible event, as well as other persons covered by the regular earnings blackout procedures, may not trade in the Company’s securities or the securities of such other company. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a person whose trades are subject to preclearance requests permission to trade in the Company’s securities during an event-specific blackout, the Chief Financial Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the compliance officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of MNPI.

Directors and executive officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

Hardship Exceptions. A person subject to this Policy who is subject to a regular blackout period and who has an unexpected and urgent need to sell ATA securities in order to generate cash may, in appropriate circumstances, be permitted to sell ATA securities even during the regular blackout period. Hardship exceptions may be granted only by the Chief Financial Officer (or, in the case of a hardship exception requested by the Chief Financial Officer, the Chief Executive Officer) and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if the Chief Financial Officer concludes that the Company’s earnings information for the applicable period does not constitute MNPI. Under no circumstance will a hardship exception be granted during an event-specific blackout period or to a director or executive officer.

Exception for Approved 10b5-1 Plans. Rule 10b5-1 under the Exchange Act of 1934, as amended (the “Exchange Act”) provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a plan for transactions that meets certain requirements (a “Rule 10b5-1 Plan”). Trades by persons subject to this Policy in the Company’s securities that are executed pursuant to an approved Rule 10b5-1 Plan are not subject to the prohibition on trading on the basis of MNPI contained in this Policy or to the restrictions set forth above relating to preclearance procedures and blackout periods. A Rule 10b5-1 Plan must be adopted when you are not aware of MNPI and may not be adopted during a blackout period. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. The Company requires that all Rule 10b5-1 Plans be approved in writing in advance by the Chief Financial Officer (or, in the case of Rule 10b5-1 Plans proposed to be entered into by the Chief Financial Officer, the Chief Executive Officer). Any person seeking to enter into or modify a Rule 10b5-1 Plan is ultimately responsible for conferring with their own legal counsel and ensuring that their Rule 10b5-1 Plan is structured properly.

Definition of Material Nonpublic Information

Inside information has two important elements: 1) materiality; and 2) public availability.

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. Common examples of material information include the following:

•	Financial information, including, but not limited to, revenue results, operating income or loss, or net income or loss;
•	Projections of future earnings or losses or other earnings guidance;
•	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•	Earnings that are inconsistent with the consensus expectations of the investment analyst community;
•	A pending or proposed merger, acquisition, or sale of significant assets;
•	A change in senior management;
•	Major events regarding the Company’s securities, including the offering of additional securities;
•	Development of a significant new product;
•	Severe financial liquidity problems;
•	Imposition of an event-specific restriction on trading in the Company’s securities or the securities of another company or the extension or termination of such restriction;
•	Actual or threatened major litigation, or the resolution of such litigation; and

•	The gain or loss of a significant customer or supplier.

Note that the above is by no means an exhaustive or comprehensive list of examples of material information. Both positive and negative information can be material.

Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the second full trading day after the information is released. For example, if ATA announces financial earnings information before trading begins on a Tuesday, the first time you can buy or sell ATA securities is the opening of the market on Wednesday (assuming you are not aware of other MNPI at that time). However, if ATA announces financial earnings information after trading begins on a Tuesday, the first time you can buy or sell ATA securities is the opening of the market on Thursday. For purposes of this Policy, “trading day” means a day on which United States national stock exchanges, including the Nasdaq Global Market, are open for trading.

Additional Guidance

ATA considers it improper and inappropriate for those employed by or associated with ATA to engage in short-term or speculative transactions in the securities of ATA. Accordingly, your trading in ATA securities is subject to the following additional guidance.

Short Sales. You may not engage in short sales of the securities of ATA (sales of securities that are not owned at the time of the sale).

Publicly Traded Options. You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Post-Termination Transactions

This Policy continues to apply to your transactions in the securities of ATA even after you have terminated employment with or other services to ATA as follows: if you are aware of MNPI when your employment or service relationship terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.

Unauthorized Disclosure

You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose ATA and you to significant risk of investigation, litigation and penalty.

The Company endeavors to release material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not disclose material information to anyone outside the Company, including family members and friends, unless the information has already been publicly released by the Company. You also may not discuss the Company or its business in an internet “chat room” or similar internet-based forum. It is important that responses to inquiries about ATA by the press, investment analysts, or others in the financial community be made on ATA’s behalf only through authorized individuals.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. If you violate this Policy, ATA may take disciplinary action against you, including dismissal for cause.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for ATA. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from ATA’s Chief Financial Officer. In addition, if you have any doubt as to whether you are in possession of MNPI or whether a trade may otherwise violate the Policy, you should contact the Company’s Chief Financial Officer before trading any securities of the Company. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

ATA Creativity Global

Insider Trading Policy

Certification

To ATA Creativity Global:

I,                                                  (name), have read and understand the ATA Creativity Global (the “Company”) Insider Trading Policy (the “Policy”) dated March 13, 2025. I understand that the Chief Financial Officer of the Company is available to answer any questions I have regarding the Policy.

As of the date hereof, I have complied with all of the aspects of the Policy. I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship(s) with the Company.

I agree that the Company may at any time and in its sole discretion issue a prohibition on trading in the Company’s securities, and I understand that I have the sole responsibility for compliance with the Policy. I further agree and represent that I will not trade in the Company’s securities while I am in possession of material nonpublic information regarding the Company, its subsidiaries, affiliated entities, as well as the securities of publicly traded companies with whom the Company has a business relationship.

I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other service relationship with the Company, including its subsidiaries and affiliated entities.

Signature:

Print Name:

Date: